03001966

BB 3/3

8-23689

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) **AND ENDING** 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Northern Trust Securities, Inc.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2003
WASH. D.C. 181

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

50 South LaSalle Street
Suite1200
(No. and Street)

Chicago	Illinois	60675
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Salata — (312) 557-2056
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

303 East Wacker Drive		Chicago	Illinois	60601
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Lloyd Wennlund, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Northern Trust Securities, Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lloyd A. Wennlund

Signature
President

T. L. Pawlak

Notary Public

OFFICIAL SEAL
TRACY L. PAWLAK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 8-5-2003

This report ** contains (check all applicable boxes):

[X]	(a)	Facing Page
[X]	(b)	Statement of Financial Condition
[ ]	(c)	Statement of Income
[ ]	(d)	Statement of Cash Flows
[ ]	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
[ ]	(g)	Computation of Net Capital
[ ]	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
[ ]	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
[ ]	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
[ ]		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[X]	(l)	An Oath or Affirmation
[ ]	(m)	A Copy of the SIPC Supplemental Report
[ ]	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors
Northern Trust Securities, Inc.:

We have audited the accompanying statement of financial condition of Northern Trust Securities, Inc. (the Company), a wholly owned subsidiary of Northern Trust Corporation, as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Northern Trust Securities, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chicago, Illinois
February 26, 2003

NORTHERN TRUST SECURITIES, INC.

Statement of Financial Condition

December 31, 2002

Assets

Cash	$	4,810,194
Securities owned, at market value (note 7)		7,693,992
Receivable from clearing broker		8,989,867
Note receivable from customer (note 3)		1,883,573
Furniture, fixtures, and leasehold improvements, at cost, net of accumulated depreciation of $362,471		315,904
Other assets		3,505,748
Total assets	$	27,199,278

Liabilities and Stockholder's Equity

Securities sold, not yet purchased, at market value (note 7)	$	35,688
Taxes payable to parent		2,218,532
Accounts payable and accrued expenses		3,244,244
Total liabilities		5,498,464
Stockholder's equity:		
Common stock, $0.01 par value:		
Series A voting authorized 10,000 shares; issued and outstanding 975 shares		10
Series B nonvoting authorized 10,000 shares; issued and outstanding 500 shares		5
Paid-in-capital		3,697,485
Retained earnings		18,003,314
Total stockholder's equity		21,700,814
Total liabilities and stockholder's equity	$	27,199,278

See accompanying notes to statement of financial condition.

NORTHERN TRUST SECURITIES, INC.

Notes to Statement of Financial Condition

December 31, 2002

(1) Summary of Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Nature of Business

Northern Trust Securities, Inc. (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (the SEC) and the National Association of Securities Dealers, Inc. (the NASD). The Company is an introducing broker-dealer and clears all transactions on a fully disclosed basis through another broker-dealer. The Company promptly transmits all customer funds and securities to such clearing broker. Substantially all customers of the Company are also clients of affiliated entities. The Company also trades for its own account for the intent to sell securities to meet client demands.

The Company is a wholly owned subsidiary of Northern Trust Corporation (the Parent).

Revenue Recognition

Securities transactions are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are carried at market value.

Furniture, Fixtures, and Leasehold Improvements

Furniture, fixtures, and leasehold improvements are stated at cost less accumulated depreciation.

Income Taxes

The Company files a consolidated income tax return with the Parent.

(2) Transactions with Affiliates

The Company maintains its bank accounts and lines of credit with affiliates of the Parent. Lines of credit available to the Company from these affiliates aggregate $30,000,000, of which $5,000,000 is pursuant to a subordinated revolving credit note which matures on December 31, 2003. The lines of credit bear interest at the broker's call rate.

(3) Note Receivable from Customer

The Company receives monthly installments of $30,000 plus accrued interest on the term note, with a final payment due on November 30, 2003, including the remaining principal balance. The note bears interest based on the prime rate. The note amends an earlier note dated November 26, 2001, with a final payment due November 30, 2002. The note was amended to increase the amount of the monthly installments due.

(Continued)

(4) Employee Benefits

The employees of the Company are covered by the Parent's benefit plan (the Plan). The annual contribution rate is fixed by the Parent and provides for full funding of the Plan and the cost of administration of the Plan. The employees of the Company are pooled with the employees of the Parent and affiliates for the purposes of the actuarial valuation. Therefore, the amount of accumulated pension benefits related specifically to the Company is not available. At December 31, 2002, the Plan was overfunded.

Employees retiring under the provisions of the Parent's pension plan may be eligible for postretirement health care coverage. The Company also provides for certain benefits after employment but before retirement. These benefits may be subject to deductibles, co-payment provisions, and other limitations, and the provisions may be changed at the discretion of the Parent. Furthermore, the Parent reserves the right to terminate these benefits at any time. The employees of the Company are pooled with employees of the Parent and affiliates for purposes of actuarial valuation with regard to postretirement benefits other than pensions and postemployment benefits. Therefore, the amount of the benefit obligation related specifically to the Company is not available. The total cost to the Company of these postretirement benefits was included with other allocations from its Parent.

(5) Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum "net capital". The Company has elected to compute its net capital under the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits, balances arising from customer transactions, as defined, and any additional capital requirements for resale agreements. At December 31, 2002, the Company had net capital of $15,151,118, which was $14,901,118 in excess of required net capital.

(6) Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short-term nature of the instruments.

(7) Off-balance Sheet Risk and Concentration of Credit

Customer transactions generally settle three business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. With regard to margin accounts, if a customer does not answer any margin call, security positions may be liquidated and the account may result in a deficit. As an introducing broker with customers throughout the United States, but primarily in the Midwest, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer cash and margin accounts introduced by the Company. For the year ended December 31, 2002, no indemnity payments were made to the clearing broker.

In the normal course of its business, the Company enters into long- and short-security positions. The risk of potential loss due to changes in the market may exceed the amounts recorded for such short transactions.

The securities owned by the Company are primarily in U.S. Treasury, municipal, and federal sponsored entity obligations. The largest position of any single issuer, excluding the U.S. Treasury at December 31, 2002, was a federal sponsored entity which amounted to $3,871,276.

(8) Legal Proceedings

The Company is a defendant in legal proceedings incidental to its securities business. Management of the Company, after consultation with legal counsel, believes the resolution of these various matters will not result in any material adverse effect on the financial position or results of operations of the Company.